

November 13, 2013

Via E-mail
Rick E. Winningham
Chief Executive Officer
Theravance Biopharma, Inc.
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands KY1-1104

   Re: **Theravance Biopharma, Inc.**
      Amendment No. 2 to Registration Statement on Form 10-12B
      Filed October 29, 2013
      File No. 001-36033

Dear Mr. Winningham:

  We have reviewed your amended filing and correspondence and have the following comment. Please respond to this letter within ten business days by amending your filing again, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in a response.

  After reviewing any further amendment to your filing and the information you provide in response to this comment, we may have additional comments.

The Spin-Off
Reasons for the Spin-Off, page 44

1. We note your response to prior comment 2. Where we request that you explain how you selected the products that would be contributed to Theravance Respiratory Company LLC (TRC), we are asking that you state the specific reasons you determined that: (a) RELVAR™ ELLIPTA™/BREO™ ELLIPTA™ and vilanterol monotherapy would not be assigned to TRC, (b) that ANORO™ ELLIPTA™ would be assigned to TRC with Theravance retaining 100% of its economic interest, and (c) the remaining Other TRC Drug Programs would be assigned to TRC with you given 98% of their economic interest. Please provide an explanation for each determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney at (202) 551-3652 or Mark Brunhofer at (202) 551-3638 if you have questions regarding the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any other questions.

Sincerely,

/s Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: David T. Young
       Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
       1200 Seaport Blvd.
       Redwood City, CA 94063